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                       [LETTERHEAD OF TOLL BROTHERS, INC.]



November 17, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

         RE:      TOLL BROTHERS FINANCE CORP.
                  FORM S-4 FILED SEPTEMBER 29, 2005
                  FILE NO. 333-128683
                  ----------------------------------

Ladies and Gentlemen:

         This letter is being provided in response to Comment 1 in the letter of comments, dated October 28, 2005, from Pamela A. Long, Assistant Director of the Commission's Division of Corporation Finance, regarding the above-referenced registration statement (the "Registration Statement"). In connection with the offering of our(1) 5.15% Senior Notes due 2015 (the "Exchange Notes") pursuant to the Registration Statement, we confirm that the Exchange Notes are being registered in reliance on your positions enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) and Morgan Stanley & Co., Inc. (available June 5, 1991) regarding resales and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers.

         In connection with our registration of the Exchange Notes, which will be offered in exchange for our 5.15% Senior Notes due 2015 issued on June 2, 2005 (the "Old Notes"), we make the following representations:

         (1) We have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of our information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, we will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. We acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.





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(1)      Unless otherwise expressly stated or the context requires, all references to "we," "us," "our," and all similar references used in this letter are to Toll Brothers, Inc. and its consolidated subsidiaries, including Toll Brothers Finance Corp. and the subsidiary guarantors of the Exchange Notes (as defined herein).



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         (2) Neither we, nor any affiliate of ours, has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

         (3) We

             (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933 which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer); and

             (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision:

                  if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the exchange offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

                                   Sincerely,


                                   TOLL BROTHERS, INC.

                                   By Joseph R. Sicree
                                      ------------------------------------------
                                      Joseph R. Sicree, Chief Accounting Officer






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